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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68661

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 _____ AND ENDING 12/31/20 _____
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BOWNE PARK CAPITAL, INC.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

189-14 CROCHERON AVENUE, #305
　　　　　　　　　　　　　　　　　(No. and Street)

FLUSHING	NY	11358
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT ONESTI　　　　　　　　　　　　　　　　　　　　　　917-563-7951
　　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WOLINETZ, LAFAZAN & COMPANY, P.C.
　　　　　　　　　　　(Name – *if individual, state last, first, middle name*)

5 NORTH VILLAGE AVENUE	ROCKVILLE CENTRE	NY	11570
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

2A

OATH OR AFFIRMATION

I, ROBERT ONESTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BOWNE PARK CAPITAL, INC., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

2B

BOWNE PARK CAPITAL, INC.
Financial Report
December 31, 2020

CONTENTS

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Bowne Park Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bowne Park Capital, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

WOLINETZ, LAFAZAN & COMPANY, P.C.

We have served as Bowne Park Capital, Inc's auditor since 2011.

Rockville Centre, New York
February 12, 2021

3

BOWNE PARK CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 115,872
Certificate of deposit	10,245
Other assets	6,833
Property and equipment, net	-
Total Assets	$ 132,950

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses		$ 13,500
Total Liabilities		13,500

Commitments and Contingencies

Stockholder's Equity:

Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares	$ 30,000	
Additional paid-in capital	10,287	
Retained earnings	79,163	
Total Stockholder's Equity		119,450
Total Liabilities and Stockholder's Equity		$ 132,950

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:

Consulting fees		$ 127,050
Interest		245
Total Revenues		127,295

EXPENSES:

Officer's compensation	$ 13,000	
Regulatory fees and expenses	2,959	
Other expenses	18,075	
Total Expenses		34,034

NET INCOME BEFORE INCOME TAXES $ 93,261

PROVISION FOR INCOME TAXES 7,000

NET INCOME $ 86,261

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances - January 1, 2020	$ 30,000	$ 10,287	$ 11,402	51,689
Net Income	-	-	86,261	86,261
Distributions to Shareholder			(18,500)	(18,500)
Balances – December 31, 2020	$ 30,000	$ 10,287	$ 79,163	$ 119,450

The accompanying notes are an integral part of the financial statements.

BOWNE PARK CAPITAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities:

Net Income	$ 86,261
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in Operating Assets and Liabilities:	
(Increase) in certificate of deposit	(245)
(Increase) in other assets	(5,396)
Increase in accounts payable and accrued expenses	7,775
Net Cash Provided by Operating Activities	88,395
Cash Flows from Investing Activities	-
Cash Flows from Financing Activities:	
Distributions to shareholder	(18,500)
Net Cash (Used) in Financing Activities	(18,500)
Increase in Cash and Cash Equivalents	69,895
Cash and Cash Equivalents - Beginning of Year	45,977
Cash and Cash Equivalents – End of Year	$ 115,872
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 50
Cash paid for interest	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 - **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business

Bowne Park Capital, Inc., (the "Company) is a brokerage firm engaged primarily in providing advisory services, with respect to raising capital and financing alternatives and acting as a placement agent in the private placement of securities. The Company is a registered broker-dealer with and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") effective April 2011.

The Company operates under the provision of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or safekeep customer securities.

Revenue Recognition

Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2020, there were no open contracts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which approximates 3 years.

Income Taxes

The Company has elected to be taxed as an "S" corporation for Federal and State income tax purposes. Accordingly, income is passed through to its stockholder and taxed at the personal level. The Company is subject to New York City General Corporation tax. The provision for income taxes is estimated at $7,000 and is included in accrued expenses as of December 31, 2020.

NOTE 2 - **Property and Equipment**

Property and equipment is summarized as follows:

Office Equipment	$ 981
Less: Accumulated Depreciation	981
	$ -

Depreciation expense was $ 0 for the year ended December 31, 2020.

NOTE 3 - **Regulatory Requirements**

The Company's capital ratio was 12.00% versus an allowable maximum of 1500%, pursuant to the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934. The Company's net capital requirement pursuant to said rule is $5,000. The net capital as computed was $112,514 leaving an excess over requirements of $107,514.

NOTE 4 - **Subsequent Events**

The Company has evaluated subsequent events through the date the financial statements were issued and up to the time of filing with the Securities and Exchange Commission. The Company noted no events that have occurred after December 31, 2020 that would require recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULES

BOWNE PARK CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
DECEMBER 31, 2020

CREDIT ITEMS:

Total Stockholder's Equity	$ 119,450

DEBIT ITEMS:

Other Assets	6,833
Tentative Net Capital	112,617
Haircuts	(103)
Net Capital	112,514
Less: Minimum Net Capital Requirement	5,000
Remainder: Net capital in excess of all requirements	$ 107,514

Capital Ratio: (Maximum allowance 1500%)

Aggregate Indebtedness	$ 13,500		
Divided by: Net Capital	$ 112,514	=	12.00%

Net Capital Requirement:

Greater of:	
Minimum net capital required (6.67% of $13,500)	$ 900
Minimum dollar net capital requirement	$ 5,000

BOWNE PARK CAPITAL, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2020

Net capital - per Company's unaudited X-17A-5 Part II A Filing	$ 119,514
Provision for Income Taxes	(7,000)
Net Capital - per report pursuant to Rule 17a-5(d)	$ 112,514

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Bowne Park Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bowne Park Capital, Inc. ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

WOLINETZ, LAFAZAN & COMPANY. P.C.

Rockville Centre, New York
February 12, 2021

Bowne Park Capital, Inc.
189-14 Crocheron Avenue, #305
Flushing, New York 11358

EXEMPTION REPORT

Bowne Park Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k) (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Bowne Park Capital, Inc.

I, Robert J. Onesti, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
     Robert J. Onesti

Title: Chief Executive Officer_____

February 12, 2021